# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enterprise Products Partners L.P., CIK 0001061219
CUSIP: 293792107
Title of class of securities: Common Units
Address of issuer's principal executive offices: 1100 Louisiana Street, 10th Floor, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2026
Amends the filing with accession number 0000950170-25-048747
Filed by CIK 0001246514
Persons authorized to receive notices and communications: Richard H. Bachmann, 1100 Louisiana Street, 10th Floor, Houston, Texas (TX), 77002, (713) 381-6500

## Reporting persons
- Randa Duncan Williams (CIK 0001246514): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,417,390; shared voting power 701,167,524; sole dispositive power 1,417,390; shared dispositive power 701,167,524; aggregate amount beneficially owned 702,584,914 (32.6% of the class)
- The Voting Trustees of the Dan Duncan LLC Voting Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Voting Trustees of the Enterprise Products Company Voting Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 679,303,707; sole dispositive power 0; shared dispositive power 679,303,707; aggregate amount beneficially owned 679,303,707 (31.5% of the class)
- EPCO Holdings, Inc. (CIK 0001338290): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 604,549,004; sole dispositive power 0; shared dispositive power 604,549,004; aggregate amount beneficially owned 604,549,004 (28% of the class)
- Enterprise Products Company (formerly EPCO, Inc.) (CIK 0001206715): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 679,303,707; sole dispositive power 0; shared dispositive power 679,303,707; aggregate amount beneficially owned 679,303,707 (31.5% of the class)
- Dan Duncan LLC (CIK 0001338289): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: Enterprise Products Partners L.P.
Address of issuer's principal executive offices: 1100 Louisiana Street, 10th Floor, Houston, Texas (TX), 77002
Comment:
This Schedule 13D relates to the common units (the "Common Units") representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the "Issuer" or "EPD"), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 27 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, Amendment No. 16 thereto, filed on September 15, 2011, Amendment No. 17 thereto, filed on August 16, 2013, Amendment No. 18 thereto, filed on March 19, 2015, Amendment No. 19 thereto, filed on June 24, 2016, Amendment No. 20 thereto, filed on March 20, 2018, Amendment No. 21 thereto, filed on April 17, 2020, Amendment No. 22 thereto, filed on May 21, 2021, Amendment No. 23 thereto, filed on May 31, 2022, Amendment No. 24 thereto, filed on April 14, 2023, Amendment No. 25 thereto, filed on April 25, 2024, and Amendment No. 26 thereto, filed on April 1, 2025 (the "Original Schedule 13D") and (ii) Amendment No. 16 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, Amendment No. 5 thereto, filed on September 15, 2011, Amendment No. 6 thereto, filed on August 16, 2013, Amendment No. 7 thereto, filed on March 19, 2015, Amendment No. 8 thereto, filed on June 24, 2016, Amendment No. 9 thereto, filed on March 20, 2018, Amendment No. 10 thereto, filed on April 17, 2020, Amendment No. 11 thereto, filed on May 21, 2021, Amendment No. 12 thereto, filed on May 31, 2022, Amendment No. 13 thereto, filed on April 14, 2023, Amendment No. 14 thereto, filed on April 25, 2024, and Amendment No. 15 thereto, filed on April 1, 2025 (the "Duncan Trustee Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i) Randa Duncan Williams ("Ms. Williams");

(ii) the voting trustees (the "DD LLC Trustees") of the Dan Duncan LLC Voting Trust (the "DD LLC Voting Trust") pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L Duncan as the sole member and Dan L Duncan as the initial voting trustee (the "DD LLC Trust Agreement");

(iii) the voting trustees (the "EPCO Trustees") of the Enterprise Products Company Voting Trust (the "EPCO Voting Trust") pursuant to the Voting Trust Agreement for Class A Common Stock of Enterprise Products Company, by and among (a) EPCO, (b) Richard H. Bachmann, W. Randall Fowler and Randa Duncan Williams, in their capacity as initial voting trustees, and (c) the Shareholders party thereto (the "EPCO Trust Agreement");

(iv) EPCO Holdings, Inc., a Delaware corporation ("EPCO Holdings");

(v) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation ("EPCO"); and

(vi) Dan Duncan LLC, a Texas limited liability company ("DD LLC" and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, EPCO Holdings and EPCO, the "Reporting Persons").

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of Enterprise Products Holdings LLC, a Delaware limited liability company and the sole general partner of the Issuer ("EPD GP").

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of EPCO, as the economic owner of the membership interests. The voting trustees under the DD LLC Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L Duncan; (2) Mr. Richard H. Bachmann; and (3) Mr. W. Randall Fowler. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD LLC Trust Agreement and to reimbursement and indemnification. The DD LLC Trust Agreement is governed by Texas law.

The EPCO Trustees are voting trustees that collectively hold record ownership of all of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the "Class A Common Stock"), in EPCO, on behalf of family trusts for the benefit of descendants of Dan L Duncan (the "Duncan Family Trusts"), as the economic owners of such shares. The voting trustees under the EPCO Trust Agreement consist of three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Mr. Bachmann; and (3) Mr. Fowler. The EPCO Trustees collectively obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L Duncan and collectively obtained record ownership of the remaining Class A Common Stock on November 20, 2020 in connection with the execution of a revised voting trust agreement. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law.

Mr. Bachmann is currently (i) Chief Executive Officer, President and a Director of EPCO, (ii) President, Chief Executive Officer and a Manager of DD LLC and (iii) Vice Chairman of the Board and a Director of EPD GP.

Mr. Fowler is currently (i) Executive Vice President, Chief Financial Officer and a Director of EPCO, (ii) Executive Vice President, Chief Financial Officer and a Manager of DD LLC and (iii) Co-Chief Executive Officer and a Director of EPD GP.

EPCO is an entity, a portion of whose capital stock is owned directly by the Duncan Family Trusts. However, EPCO is controlled by the EPCO Trustees, who collectively hold all of the Class A Common Stock of EPCO. EPCO's principal business is to provide employees and management and administrative services to the Issuer and its general partner.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO.

DD LLC is an entity owned economically by EPCO. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC has no independent operations, and its principal function is to hold the membership interests in EPD GP.

Appendix A (attached as Exhibit 99.7 hereto) sets forth information with respect to the directors and executive officers of EPCO and EPCO Holdings and the managers and executive officers of DD LLC (collectively, the "Listed Persons").
Residence or business address: The principal business and office address for each Reporting Person is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
Present principal occupation or employment: See Items 2(a) and 2(b) above.
Criminal convictions in the last five years: During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person that is a natural person and each Listed Person is a citizen of the United States of America residing in Houston, Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The subsection titled "Phantom Unit Awards to Ms. Williams" included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Phantom Unit Awards to Ms. Williams

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2017, effective as of February 16, 2017, Ms. Williams received an award (the "2017 Phantom Unit Award") of 300,000 phantom units (the "2017 Phantom Units") pursuant to the 2008 Enterprise Products Long-Term Incentive Plan (as amended and/or restated from time to time, the "2008 Plan"). As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 18, 2021, (i) the 2017 Phantom Units vested on February 16, 2021 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 118,050 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 14, 2018, effective as of February 12, 2018, Ms. Williams received an award (the "2018 Phantom Unit Award") of 335,000 phantom units (the "2018 Phantom Units") pursuant to the 2008 Plan. As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 18, 2022, (i) the 2018 Phantom Units vested on February 16, 2022 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 131,823 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 13, 2019, effective as of February 11, 2019, Ms. Williams received an award (the "2019 Phantom Unit Award") of 370,000 phantom units (the "2019 Phantom Units") pursuant to the 2008 Plan. As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2023, (i) the 2019 Phantom Units vested on February 16, 2023 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 145,595 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 10, 2020, effective as of February 6, 2020, Ms. Williams received an award (the "2020 Phantom Unit Award") of 400,000 phantom units (the "2020 Phantom Units") pursuant to the 2008 Plan. As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2024, (i) the 2020 Phantom Units vested on February 16, 2024 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 157,400 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 8, 2021, effective as of February 4, 2021, Ms. Williams received an award (the "2021 Phantom Unit Award") of 450,000 phantom units (the "2021 Phantom Units") pursuant to the 2008 Plan. As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 19, 2025, (i) the 2021 Phantom Units vested on February 16, 2025 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 177,075 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 9, 2022, effective as of February 8, 2022, Ms. Williams received an award (the "2022 Phantom Unit Award") of 482,000 phantom units (the "2022 Phantom Units") pursuant to the 2008 Plan. As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 18, 2026, (i) the 2022 Phantom Units vested on February 16, 2026 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 189,667 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 9, 2023, effective as of February 9, 2023, Ms. Williams received an award (the "2023 Phantom Unit Award") of 535,000 phantom units (the "2023 Phantom Units") pursuant to the 2008 Plan. The 2023 Phantom Units vest on February 16, 2027 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 8, 2024, effective as of February 8, 2024, Ms. Williams received an award (the "2024 Phantom Unit Award") of 550,000 phantom units (the "2024 Phantom Units") pursuant to the 2008 Plan. The 2024 Phantom Units vest on February 16, 2028 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 10, 2025, effective as of February 10, 2025, Ms. Williams received an award (the "2025 Phantom Unit Award") of 475,000 phantom units (the "2025 Phantom Units") pursuant to the 2008 Plan. The 2025 Phantom Units vest on February 16, 2029 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 10, 2026, effective as of February 10, 2026, Ms. Williams received an award (the "2026 Phantom Unit Award" and together with the 2017 Phantom Unit Award, the 2018 Phantom Unit Award, the 2019 Phantom Unit Award, the 2020 Phantom Unit Award, the 2021 Phantom Unit Award, the 2022 Phantom Unit Award, the 2023 Phantom Unit Award, the 2024 Phantom Unit Award and the 2025 Phantom Unit Award, the "Phantom Unit Awards") of 500,000 phantom units (the "2026 Phantom Units") pursuant to the 2008 Plan. The 2026 Phantom Units vest on February 16, 2030 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

The subsection titled "DRIP Unit Purchases" included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the following paragraphs:

Between May 2025 and August 2026, affiliates of Ms. Williams' spouse, namely Alkek and Williams, Ltd. ("Alkek") and Chaswil, Ltd. ("Chaswil"), acquired aggregates of 59,762 and 9,946 Common Units, respectively, pursuant to the DRIP at prices of between $31.95 and $39.19 per Common Unit.

The source of the funds used for each of these purchases (collectively, the "2025-2026 DRIP Unit Purchases") was the quarterly cash distributions paid by the Issuer to Alkek or Chaswil (as applicable) with respect to the Common Units held by such Common Unit holder.

The fifth paragraph of the subsection titled "Preferred Unit Transactions" included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

As previously disclosed in the October 2020 Form 4, effective as of September 30, 2020, EPCO Holdings entered into a contingent preferred unit purchase agreement with holders of the Preferred Units (the "Contingent Purchase Agreement"), pursuant to which EPCO Holdings agreed to purchase from each such holder all (or a portion of at least $10 million) of such holder's Preferred Units either (i) for cash at a purchase price of $1,000 per unit (plus accrued and unpaid distributions) upon such holder's election after September 30, 2025 or upon the Issuer's dissolution or liquidation or (ii) for a cash purchase price of $1,010 per unit (plus accrued and unpaid distributions) upon such holder's election prior thereto solely in connection with certain change of control or investment grade rating events (the "Contingent Purchase Obligation"). In accordance with the terms and provisions of the Contingent Purchase Agreement, the Contingent Purchase Obligation expired (without having been exercised) effective as of September 30, 2026 (representing the outside expiration date of the Contingent Purchase Obligation previously disclosed in the October 2020 Form 4).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the Phantom Unit Awards is to promote the interests of EPCO, the Issuer, and EPD GP by providing Ms. Williams (as a key EPCO employee) with incentive compensation awards to encourage superior performance. The purpose of the 2025-2026 DRIP Unit Purchases by Alkek and Chaswil is to hold the purchased securities for investment purposes.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of an aggregate of 702,584,914 Common Units, representing approximately 32.6% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO. Ms. Williams has sole voting and dispositive power over the 1,417,390 Common Units that she holds directly and has shared voting and dispositive power over another 701,167,524 Common Units, consisting of (i) the 679,303,707 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (ii) 7,023,499 Common Units owned directly by family trusts of which Ms. Williams and/or members of Ms. Williams' immediate family are named beneficiaries, (iii) 14,046,999 Common Units owned directly by additional family trusts for which Ms. Williams serves as a director of an entity trustee, (iv) 668,877 Common Units owned directly by Alkek, (v) 9,090 Common Units owned by Ms. Williams' spouse, (vi) 4,040 Common Units held jointly by Ms. Williams and her spouse and (vii) 111,313 Common Units owned directly by Chaswil. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the family trusts, Alkek and Chaswil, as described above, except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 679,303,707 Common Units beneficially owned by EPCO, representing approximately 31.5% of the outstanding Common Units. The Common Units beneficially owned by EPCO include: (i) 74,754,703 Common Units owned directly by EPCO and (ii) 604,549,004 Common Units owned directly by EPCO Holdings. EPCO Holdings is a wholly owned subsidiary of EPCO. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

DD LLC directly owns 100% of the membership interests in EPD GP.

EPCO Holdings holds directly 604,549,004 Common Units. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 604,549,004 Common Units owned directly by it.

As set forth herein, EPCO directly owns 74,754,703 Common Units and has shared voting and dispositive power over the 604,549,004 Common Units owned directly by EPCO Holdings. EPCO Holdings is a wholly owned subsidiary of EPCO.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of September 30, 2026, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 2,156,604,858 Common Units outstanding as of September 30, 2026 based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The subsection titled "Letters of Credit and Pledge of Common Units by EPCO Holdings to Support Contingent Purchase Obligation" included in Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

Letters of Credit and Pledge of Common Units by EPCO Holdings to Support Contingent Purchase Obligation

On September 30, 2020, EPCO Holdings delivered letters of credit to certain holders of Preferred Units in support of the Contingent Purchase Obligation. EPCO Holdings pledged an aggregate of 9,100,000 Common Units to secure its reimbursement obligations with respect to such letters of credit. In accordance with the terms and provisions of such letters of credit, the related pledge agreement and the Contingent Purchase Agreement, all of the letters of credit and the related pledge of Common Units described above expired (without having been exercised) effective as of September 30, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

99.1 Seventh Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of September 30, 2020 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on October 1, 2020).

99.2 Eighth Amended and Restated Administrative Services Agreement, dated as of February 13, 2015, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 13, 2015).

99.3 Fourth Amended and Restated Credit Agreement, dated as of March 31, 2023, by and among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons on April 14, 2023).

99.4 Fourth Amended and Restated Pledge and Security Agreement, dated as of March 31, 2023, by and between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by the Reporting Persons on April 14, 2023).

99.5 First Amendment to Fourth Amended and Restated Credit Agreement, dated as of March 28, 2025, by and among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Reporting Persons on April 1, 2025).

99.6 Joint Filing Agreement among the Reporting Persons dated March 20, 2018 (incorporated by reference to Exhibit 99.25 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

99.7# Appendix A.
______________
# Filed herewith.

## Signatures
- Randa Duncan Williams: /s/ Randa Duncan Williams, Randa Duncan Williams, Individually (10/02/2026)
- The Voting Trustees of the Dan Duncan LLC Voting Trust: /s/ Randa Duncan Williams, Voting Trustee (10/02/2026)
- The Voting Trustees of the Dan Duncan LLC Voting Trust: /s/ Richard H. Bachmann, Voting Trustee (10/02/2026)
- The Voting Trustees of the Dan Duncan LLC Voting Trust: /s/ W. Randall Fowler, Voting Trustee (10/02/2026)
- The Voting Trustees of the Enterprise Products Company Voting Trust: /s/ Randa Duncan Williams, Voting Trustee (10/02/2026)
- The Voting Trustees of the Enterprise Products Company Voting Trust: /s/ Richard H. Bachmann, Voting Trustee (10/02/2026)
- The Voting Trustees of the Enterprise Products Company Voting Trust: /s/ W. Randall Fowler, Voting Trustee (10/02/2026)
- EPCO Holdings, Inc.: /s/ Richard H. Bachmann, President and Chief Executive Officer (10/02/2026)
- Enterprise Products Company (formerly EPCO, Inc.): /s/ Richard H. Bachmann, President and Chief Executive Officer (10/02/2026)
- Dan Duncan LLC: /s/ Richard H. Bachmann, President and Chief Executive Officer (10/02/2026)